Apex Capital Group, Inc.
69930 Highway 111
Suite 100
Rancho Mirage, CA 92270
Phone: 760-219-2776                                                                                           Fax: 760-202-1094

September 11, 2006

United States Securities and Exchange Commission
Washington, DC

Submitted via EDGAR

Gentlemen,

The following is our response to you comments dated 8/17/2006 regarding our 10KSB submission for f/y ending 12/31/2005.

With this document we are filing a 10KSB/A with the modifications I am about to discuss.

Comment No 1

The auditor has modified the audit report to reflect that they also audited f/y 2003. When we reviewed the audit, we discovered that they in error only mentioned 2004 and 2005.

Comment No 2

Child Van Wagoner and Bradshaw PLLC advises us that this is not applicable. They reference rule 205 and state “We are the principal accountants, and so was the prior auditor during the period in which he opined”

Comment No 3

See changes in the 10KSB

Comment No 4

See changes in the 10KSB

Comment No 5

Filed 8/17/06

Please contact me with any additional questions or comments you may have.

Sincerely,

/s/Dempsey K. Mork

Dempsey K. Mork
President